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                                                                     EXHIBIT 74

                             [PENNZOIL LETTERHEAD]

FOR IMMEDIATE RELEASE

CONTACTS:
Robert Harper                                    Joele Frank/Jeff Kimball
Corporate Communications                         Abernathy MacGregor Group
713/546-8914                                     212/371-5999


        PENNZOIL CEO ASKS UPR'S CEO TO CLARIFY CONTRADICTORY STATEMENTS
                      RELATING TO SWORN SUBMISSION TO IRS

Houston, TX, September 18, 1997 -- James L. Pate, Chairman and Chief Executive Officer of Pennzoil Company (NYSE: PZL) today sent a letter to Union Pacific Resources Group Inc. (NYSE: UPR) (UPR) Chairman and Chief Executive Officer Jack L. Messman. The full text of the letter to Mr. Messman follows:



                                                             September 18, 1997

Dear Jack:

I read with interest your nine-page letter of September 17, to shareholders and analysts, where you have listed every new well and exploration initiative undertaken by UPR over the last year. Frankly, it's not convincing and is, more importantly, beside the point.

It has been obvious to us and is now obvious to everyone that UPR has a problem. It is simply not credible that, since your sworn IRS submission one year ago stating that UPR could not meet its publicly stated growth targets without multi-billion dollar acquisitions of 750 million BOE of proved reserves, you have somehow miraculously solved your problem in the "Valley of Despair." Are you now saying that you have added 750 million BOE of proved reserves without an acquisition? Either the IRS sworn statement was less than forthright, or your public disclosures have serious shortcomings. We believe it's the latter because we know that the Austin Chalk is, as you say, like going "up the down escalator." If the need for acquisitions of 750 million BOE of proved reserves is not "material" for disclosure purposes, then it is hard to know what is deemed "material."

Jack, the facts are coming to light, and it's time to face up to them.

                                                 Sincerely,

                                                 /s/  Jim

                                                 James L. Pate
                                                 Chairman of the Board
                                                 Chief Executive Officer

Pennzoil Company explores for and produces crude oil and natural gas, manufactures and markets premium quality lubricants, including America's top selling motor oil, and is the parent company of Jiffy Lube International, the world's largest franchiser of fast oil change centers.